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Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	2002		2003		2004		2005		2006		Nine Months Ended 9/30/07
Interest expense, including amortization of debt issuance costs	$38,513		$38,568		$45,355		$41,007		$37,492		$33,835
Capitalized interest	11,413		7,820		6,935		730		1,686		8,523
Fixed charges (a)	49,926		46,388		52,290		40,277		39,178		42,358
Income before taxes and extraordinary items	124,477		75,437		475,033		360,626		631,555		473,646
Amortization of capitalized interest	2,932		3,859		3,670		4,073		4,814		4,025
Less capitalized interest	(11,413)		(7,820)		(6,935)		(730)		(1,686)		(8,523)
Adjusted earnings (b)	$165,922		$117,864		$524,058		$404,245		$673,861		$511,506
Ratio (b) / (a)	3.32	x	2.54	x	10.02	x	10.04	x	17.20	x	12.08	x

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  Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES